EXHIBIT (a)(1)(i)

This announcement is not an offer to purchase or a solicitation of offers to sell Shares (as defined below). The
Offer is made only by the Offer to Purchase dated February 25, 2013, and the related Letter of Transmittal.
The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.

BlackRock Fixed Income Value Opportunities

Notice of Offer to Purchase for Cash
56,925 of its Issued and Outstanding Shares
at Net Asset Value Per Share

THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE FOR EACH OFFER IS 4:00 P.M., EASTERN TIME, ON MONDAY, MARCH 25, 2013, UNLESS EXTENDED.

     BlackRock Fixed Income Value Opportunities (the “Fund”) is offering to purchase up to 56,925 of its issued and outstanding shares of common beneficial interest par value $0.001 per share (the “Shares”) at a price equal to its net asset value (the “NAV”) per Share as of the close of business on the New York Stock Exchange on the expiration date, March 25, 2013, unless extended, upon the terms and conditions set forth in the Offer to Purchase dated February 25, 2013 (the “Offer”). The Fund will pay cash for any Shares purchased by it pursuant to the Offer. The NAV on February 19, 2013, was $1,041.42 per Share.

     The purpose of the Offer is to facilitate the liquidation of the Fund and to provide liquidity to the Fund’s shareholders since the Fund is not aware of any secondary market that exists for the Shares. The Offer is not conditioned upon the tender of any minimum number of Shares.

     The Fund has commenced the process of liquidating portfolio assets and unwinding its affairs in preparation for the Fund’s anticipated termination on or before December 31, 2014. Under its Plan of Liquidation and Dissolution, the Fund continues to exist in order to liquidate its property, discharge its liabilities and distribute remaining capital to shareholders, and otherwise conduct its operations for purposes of effecting its complete liquidation and dissolution in accordance with such plan. The Fund may hold assets pending distribution, in cash or cash equivalents and may effect distributions through tender offers for its shares. For federal income tax purpose the Fund intends to treat any payments made to shareholders pursuant to the Offer as liquidating distributions.

     If more than 56,925 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by the Fund’s Board of Trustees when it determined to make the Offer, the Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount that it believes will be sufficient to accommodate the excess Shares tendered, as well as any Shares tendered during the extended Offer period, or (2) purchase 56,925 Shares (or such larger number of Shares sought), on a pro rata basis.

     If you desire to tender all or any portion of your Shares, you should either (1) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, or (2) if you own your Shares directly, complete and sign the Letter of Transmittal and mail or deliver it and any other required documents to the transfer agent as described in the Offer to Purchase.

     Shares tendered pursuant to the Offer may be withdrawn at any time prior to 4:00 p.m., Eastern Time, on Monday, March 25, 2013, unless the Offer is extended, and, if not yet accepted for payment by the Fund, Shares may also be withdrawn after April 19, 2013. Shareholders whose accounts are maintained through another broker, dealer, commercial bank, trust company or other nominee should notify such nominee of their wish to withdraw prior to the Expiration Date. Shareholders whose accounts are maintained directly through the transfer agent should submit written notice to the transfer agent as described in the Offer to Purchase.

     The Fund will be deemed to have accepted for payment any tendered Shares, if and when it gives oral or written notice to the transfer agent of its election to purchase such Shares. If your tendered Shares are accepted, it will be a taxable distribution in the form of a “sale or exchange.” You should consult your tax advisor regarding tax consequences to you of tendering your Shares.

     The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Offer to Purchase and the related Letter of Transmittal for the Fund contain important information that should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance, for current NAV quotations or for copies of the Offer to Purchase, the Fund’s Letter of Transmittal, and any other tender offer documents, may be directed to BlackRock Advisors, LLC at the address and telephone number below. Copies will be furnished promptly at no expense to you and also may be obtained by completing and returning the coupon below to BlackRock Advisors, LLC. Shareholders who do not own Shares directly should effect a tender through their broker, dealer or nominee.

1-800-441-7762

Mail to: BlackRock Advisors, LLC P.O. Box 9819, Providence, Rhode Island, 02940-8019
☐ Please send me BlackRock Fixed Income Value Opportunities Tender Offer materials
Name: __________________________________________	Address: ___________________________________
Business Phone: __________________________________	City: ______________________________________
Home Phone: _____________________________________	State: _________________Zip:_________________

February 25, 2013